Exhibit 4.2A

RIGHTS AGENT APPOINTMENT AND
AMENDMENT NO. 1 TO RIGHTS AGREEMENT

            This Rights Agent Appointment and Amendment No. 1 to Rights Agreement is entered into as of May 30, 2002 by and between Verilink Corporation (the “Company”), a Delaware corporation and American Stock Transfer and Trust Company, a New York banking corporation (“AST”).

             WHEREAS , the Company entered into a Rights Agreement (the “Rights Agreement”) dated as of November 29, 2001 with EquiServe Trust Company, N.A. (“EquiServe”) as Rights Agent; and

             WHEREAS , the Company has given EquiServe notice of removal of EquiServe as rights agent; and

             WHEREAS , the Company desires to substitute AST as rights agent pursuant to Section 21 of the Rights Agreement;

             NOW THEREFORE , in consideration of the foregoing and of other consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	The Company hereby appoints AST as Rights Agent pursuant to Section 21 of the Rights Agreement effective as of the close of business, Eastern Time, on May 31, 2002, to serve in that capacity on the terms and conditions of the Rights Agreement.

2.	AST hereby accepts the appointment as Rights Agent pursuant to Section 21 of the Rights Agreement and agrees to serve in that capacity on the terms and conditions of the Rights Agreement.

3.	From and after the Effective Time (as defined below), each and every reference in the Rights Agreement to a “Rights Agent” shall be deemed to be a reference to AST.

4.	Section 21 of the Rights Agreement is amended by striking the fifth sentence thereof and substituting in lieu thereof:

Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of the States of Delaware or New York (or of any other state of the United States so long as such corporation is authorized to do business as a banking institution in the States of Delaware or New York), in good standing, having a principal office in the States of Delaware or New York, which is authorized under such laws to conduct or otherwise engage in the shareholder services business or exercise corporate trust powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $10 million.

5.	Section 25 of the Rights Agreement is amended to provide that notices or demands to the Rights Agent shall be addressed as follows (until another address is filed).

American Stock Transfer & Trust Company 59 Maiden Lane New York, NY 10038 Attention: Shareholder Services Division

6.	Except as expressly modified herein, the Rights Agreement shall remain in full force and effect.

7.	These foregoing amendments shall become effective as of the close of business, Eastern Daylight Time, on May 31, 2002. This Agreement of Appointment and Amendment may be executed in one or more counterparts, each of which shall together constitute one and the same document.

             IN WITNESS WHEREOF , the parties have caused this Agreement to be duly executed as of the date indicated above.

VERILINK CORPORATION
By:

Leigh S. Belden President and Chief Executive Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY
By:

Name:
Title:

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